UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

70469L100
(CUSIP Number)

August 17, 2015
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d–1(b) [X] Rule 13d–1(c) [ ] Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 70469L100	13G	Page 2 of 15 Pages

1		NAMES OF REPORTING PERSONS Cap 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 852,955
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 852,955
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,955
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of June 30, 2015 as reported in the Company's Annual Report on Form 10-K for the yearly period ended April 30, 2015.

CUSIP No. 70469L100	13G	Page 3 of 15 Pages

1		NAMES OF REPORTING PERSONS Richard S. Sackler, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 102,595
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 102,595
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,595
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of June 30, 2015 as reported in the Company's Annual Report on Form 10-K for the yearly period ended April 30, 2015.

CUSIP No. 70469L100	13G	Page 4 of 15 Pages

1		NAMES OF REPORTING PERSONS Richard and Beth Sackler Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 26,200
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 26,200
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of June 30, 2015 as reported in the Company's Annual Report on Form 10-K for the yearly period ended April 30, 2015.

CUSIP No. 70469L100	13G	Page 5 of 15 Pages

Item 1(a)	Name of Issuer:
Peak Resorts, Inc., a Missouri Corporation (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices:
17409 Hidden Valley Drive Wildwood, Missouri 63025
Item 2(a)	Names of Persons Filing:
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
	1.	Cap 1 LLC;
	2.	Richard S. Sackler, M.D.; and
	3.	Richard and Beth Sackler Foundation, Inc.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of Cap 1 LLC is:
c/o North Bay Associates 14000 Quail Springs Parkway, Suite 2200 Oklahoma City, Oklahoma 73134 Attention: Stephen A. Ives
The address of Richard S. Sackler, M.D. is:
One Stamford Forum Stamford, Connecticut 06901-3431
The address of Richard and Beth Sackler Foundation, Inc. is:
17 East 62nd Street New York, New York 10065
Item 2(c)	Citizenship:
	1.	Cap 1 LLC is a Delaware limited liability company.

CUSIP No. 70469L100	13G	Page 6 of 15 Pages

	2.	Richard S. Sackler, M.D. is a citizen of the United States of America.
	3.	Richard and Beth Sackler Foundation, Inc. is a Delaware corporation.
Item 2(d)	Title of Class of Securities:
Common stock (“Common Stock”).
Item 2(e)	CUSIP Number:
70469L100
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: 
This Item 3 is not applicable.
Item 4	Ownership:

The percentages used herein are calculated based upon 13,982,400 shares of common stock outstanding as of June 30, 2015 as reported in the Company's Annual Report on Form 10-K for the yearly period ended April 30, 2015.

As of August 24, 2015:
	1.	Cap 1 LLC
	(a)	Amount Beneficially Owned:
852,955*
	(b)	Percent of Class:
6.1%
	(c)	Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
852,955
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
852,955
(iv) Shared power to dispose or direct the disposition:
-0-

CUSIP No. 70469L100	13G	Page 7 of 15 Pages

* Represents shares held by Cap 1 LLC.  Cap 1 LLC is a Delaware limited liability company wholly owned by Richard S. Sackler, M.D. and Jonathan D. Sackler, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS.  The beneficiaries of the 1974 Irrevocable Trust A FBO BS and RSS are Beverly Sackler, Richard S. Sackler, M.D. and the issue of Richard S. Sackler, M.D.

2.	Richard S. Sackler, M.D.
(a)	Amount Beneficially Owned:
102,595
(b)	Percent of Class:
0.7%
(c)	Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
102,595
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
102,595
(iv) Shared power to dispose or direct the disposition:
-0-
3.	Richard and Beth Sackler Foundation, Inc.
(a)	Amount Beneficially Owned:
26,200
(b)	Percent of Class:
0.2%
(c)	Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
26,200

CUSIP No. 70469L100	13G	Page 8 of 15 Pages

(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
26,200
(iv) Shared power to dispose or direct the disposition:
-0-
Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10	Certification.
Each of the Reporting Persons makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 70469L100	13G	Page 9 of 15 Pages

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 25, 2015

Cap 1 LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Stephen A. Ives
Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

RICHARD AND BETH SACKLER FOUNDATION, INC.
By:	/s/ Stephen A. Ives
Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.

CUSIP No. 70469L100	13G	Page 10 of 15 Pages

Exhibit Index

		Page No.

A.	Joint Filing Agreement, dated as of August 25, 2015, by and among Cap 1 LLC, Richard S. Sackler, M.D. and Richard and Beth Sackler Foundation, Inc.	11

B.	Power of Attorney, dated as of August 24, 2015, granted by Richard S. Sackler, M.D. in favor of Stephen A. Ives.	12

C.	Power of Attorney, dated as of August 24, 2015, granted by Richard S. Sackler, M.D., in his capacity as President of Richard and Beth Sackler Foundation, Inc., in favor of Stephen A. Ives.	14

CUSIP No. 70469L100	13G	Page 11 of 15 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:     August 25, 2015

Cap 1 LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Stephen A. Ives
Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

RICHARD AND BETH SACKLER FOUNDATION, INC.
By:	/s/ Stephen A. Ives
Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.

CUSIP No. 70469L100	13G	Page 12 of 15 Pages

Exhibit B

Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of Peak Resorts, Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Stephen A. Ives the undersigned's true and lawful attorney-in-fact to:

1.     Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.     Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.     Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not

CUSIP No. 70469L100	13G	Page 13 of 15 Pages

assuming any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of August 24, 2015.

/s/ Richard S. Sackler, M.D.
Richard S. Sackler, M.D.

CUSIP No. 70469L100	13G	Page 14 of 15 Pages

Exhibit C

Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of Peak Resorts, Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Stephen A. Ives the undersigned's true and lawful attorney-in-fact to:

1.     Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.     Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.     Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not

CUSIP No. 70469L100	13G	Page 15 of 15 Pages

assuming any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of August 24, 2015.

RICHARD AND BETH SACKLER FOUNDATION, INC.
By:	/s/ Richard S. Sackler, M.D.
Name: Richard S. Sackler, M.D. Title: President